FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

RECEIVED
2008 SEP 18 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

SUPPL

08004985

September 10, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: <u>Fancamp Exploration Ltd. - File No. 82-3929</u>

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

PROCESSED
SEP 23 2008
THOMSON REUTERS

9/18

File No. 82-3929

RECEIVED

2008 SEP 18 A 10: 45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

NEWS RELEASE

Preliminary Results; Fancamp C-1 Drill Programme

September 10, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to report preliminary results ("visuals") from three drill holes on its McFauld's Lake Property adjoining the Noront Resources Inc. Eagle I discovery. The attached map shows the hole locations and the VTEM anomaly target, which is closely related to Noront's AT-1. The green lines represent geophysically modeled conductive slabs projected to surface.

Hole 1, drilled at 50 degrees to 270 degrees azimuth intersected serpentinized peridotite and dunite over its entire length of 303 metres, as did Hole 2 drilled at 70 degrees to 270 azimuth from the same setup. Trace amounts of pyrrhotite and pyrite were seen in Hole 2 including a metre of semi massive pyrite in a fault zone. Downhole resistivity surveys in these two holes revealed zones of low resistivity beginning at about 135 metres downhole in Hole 1 and continuing to the end of that hole, and beginning at about 135 metres downhole to the end of Hole 2 at 181 metres. Both these measurements suggest the presence of highly conductive material in the vicinity. Hole 3, drilled at 70 degrees to 90 degrees azimuth bottomed at 477 metres. Again the hole was entirely in serpentinized peridotite and dunite with trace amounts of disseminated sulphides, mainly pyrrhotite in the lower sectors of the hole. Preliminary ohm meter testing of some the core in the lower part of this hole indicates a degree of low resistivity that suggests that the peridotite dunite here is itself conductive, but just how conductive is not yet clear.

The important thing to note at this early exploration stage is that we are within the Eagle I intrusive complex and are dealing with a large, structurally controlled, north south conductive corridor some 75 metres wide and 500 metres long. The significance of this is that all of the local discoveries to date, Noront's Eagle I and II, and AT-12 occur in similar NS structural environments so that the C-1 target merits close examination. It is worth noting here also that

Fancamp has a similar, as yet untested conductive north south target, located in the eastern part of the property (C-6).

Detailed study and analysis of the core will provide more information about this corridor and its potential to host massive sulphides of the Eagle 1 type.

The last hole of this programme, Hole 4, is currently being drilled from the Hole 3 setup at 50 degrees to 90 degrees azimuth to further test the conductivity zones picked up in the downhole surveys of Holes 1 and 2. Further downhole geophysics will be carried out in Hole 3 to test deeper parts of the system.

This release was prepared by Peter H.Smith PhD, P.Eng the company's qualified person on the McFauld's project.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172



FANCAMP SEPTEMBER 10th News Release 2008
Noront Eagle One
NOT
FNC
Noront AT-1
FANCAMP C-1
<L3080
<L3090
<L3100
L3110
<L3120
<L3150
L3170
Legend:
Drill Hole Collar,
Holes 1,2,3,4
0
100
200
300
metres
Geotech VTEM System
EM Picked Anomalies and Bfield
1.953 msec
March 200

END